Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paesanoakkashian.com T 248.792.6886 F 248.792.6885

August 7, 2015

FILED ON EDGAR
Coy Garrison
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:  AMERICAN HOUSING TRUST, INC.
        CURRENT REPORT ON FORM 8-K
        FILED JULY 7, 2015
        AMENDMENT NO. 1 TO CURRENT REPORT ON FORM 8-K
        FILED JULY 7, 2015
        FILE NO. 333-150548

Dear Mr. Garrison:

This letter is in response to your August 5, 2015 comment letter to Sean Zarinegar, Chief Executive Officer and President for American Housing Income Trust, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Zarinegar in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Item 2.01 Completion of Disposition or Acquisition of Assets, page 4

Item 2. Financial Information, page 24

Properties, page 28

1.   We note your disclosure on page 10 that American Realty Partners, LLC currently holds title to 34 residential properties. Please revise your property disclosure to include your current portfolio data, including, but not limited to, the occupancy, average rent, cost, age, square footage, geographic location, and year of purchase of your properties.

Response: The Company will amend its Form 8-K accordingly.

Item 5. Directors and Executive Officers, Management, page 28

2.   Please revise your disclosure to ensure that you have disclosed the business experience of each of your executive officers and directors for the past five years, including the names of their employers and the relevant dates of employment. Refer to Item 401(e) of Regulation S-K.

Response: The Company will amend its Form 8-K accordingly.

3.   We note your disclosure on page 29 that Mr. Zarinegar is subject to consent cease and desist orders issued by the Kansas Securities Commission and Alabama Securities Commission. Please revise your disclosure to describe the events that occurred. Refer to Item 401(f) of Regulation S-K.

Response: The Company will amend its Form 8-K to include additional information required under Item 401(f) including any mitigating circumstances associated with such additional disclosures.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 31

4.   We note your disclosure on page F-12 of Exhibit 99.2 regarding the management fees paid to Performance Realty Management, LLC by your wholly-owned subsidiary, American Realty Partners, LLC. Please revise to provide the required disclosure about these transactions pursuant to Item 404(d) of Regulation S-K, or advise us why you are not required to do so. Please also disclose here all currently proposed transactions with Performance Realty Management, per your disclosure on pages 2-3.

Response: To the extent the Commission intended to state "Exhibit 99.1" and not "Exhibit 99.2," the Company shall amend its Form 8-K accordingly to reflect that the Company has been advised and managed by Performance Realty Management, LLC ("PRM"), an Arizona limited liability company (the "Manager"). At the formation of the Company, the Company agreed to pay the Manager a quarterly management fees equal to the greater of: (a) $120,000 on an annual basis, or (b) 1% of the total assets of the Company in consideration for the management services to be rendered to or on behalf of the Company by the Manager. During the three months ended March 31, 2015, the Company had recorded management fees of $30,000 (2014 - $30,000). During the year ended December 31, 2014, the Company recorded management fees of $120,000 (December 31, 2013 - $nil). As at March 31, 2015, the Company is indebted to the Manager of the Company for $37,106 (December 31, 2014 - $54,382, December 31, 2013 - $50,850), which represents management fees owed and other general and administrative expenses paid on behalf of the Company. If the Commission indeed intended to reference Exhibit 99.2, the Company seeks clarification on the comment.

Item 10. Recent Sales of Unregistered Securities, page 33

5.   Please revise your disclosure in this section to identify the exemption relied upon for each sale of unregistered securities, and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Response: The Company will amend its Form 8-K to reflect that the sales of unregistered securities disclosed were done so where Section 4(2) was available since the Company believed that such transactions were exempt from the registration requirements under the Securities Act of 1933, as amended (the "Act"), based on the following facts: there was no general solicitation, there was a limited number of purchasers, each of whom the Company believed was an "accredited investor" (within the meaning of Regulation D under the Act) and each investor was sophisticated about business and financial matters, and all shares issued were subject to restriction on transfer, so as to take reasonable steps to assure that the purchaser was not an underwriter within the meaning of Section 2(11) under the Act.

Item 9.01 Financial Statements and Exhibits, page 38

(d) Exhibits

6.   We note that you are incorporating by reference "all prior exhibits." Please revise your exhibit index to specifically identify each exhibit you are incorporating by reference and in filing in which such exhibit may be located. Please also ensure that you have furnished all exhibits for Form 10, as required by Item 601 of Regulation S-K.

Response: The Company will amend its Form 8-K accordingly.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Sean Zarinegar
Sean Zarinegar
Chairman of the Board
Chief Executive Officer